


China Shuangji Cement Ltd. Business Overview

Summer 2010

OTCBB: **CSGJ**



Safe Harbor Statement

The information contained herein includes forward-looking statements. These statements relate to future events or to our future anticipated financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We do not intend to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of the Act. In addition, please refer to the Risk Factors section of our 2009 Form 10-K filed with the Securities and Exchange Commission on April 15, 2010.



The Company

Name: China Shuangji Cement Ltd. ("China Shuangji" or the "Company")

Location: Headquartered in Zhaoyuan City, Shandong Province, People's Republic of China ("PRC")

Business: Manufacturer of high-grade Portland cement. Almost all sales are domestic and its products are primarily used in buildings, roads and other infrastructure projects

Facilities Locations: Shandong Province and Hainan Province

Share Trading Markets: OTCBB: **CSGJ** Frankfurt Open-Market: **C99N**


China Shuangji Cement Ltd.



Investment Highlights

- Experienced management team with strong track record

- Growth Plans
  - Increase revenues from $54.0 million 2009 to $96.5 million in 2011
  - Increase net income from $4.4 million in 2009 to $7.5 million in 2011

- Financial History
  - 2007 full year - USD 50.9 million in revenues/ $4.2 million in net income
  - 2008 full year - USD 56.4 million in revenues/ $18.3 million* in net income (restated)
  - 2009 full year - USD 54.0 million in revenues/ $4.4 million in net income

- Customer demand presently exceeds capacity

- Increase current capacity of 1,500,000 metric tons to approximately 2,500,000 metric tons in 2010

- *Includes one-time net income of USD 18,422,205 in debt forgiveness and profit from the involuntary conversion of the Zhaoyuan plant*



Chinese Cement Market *

- China has been the #1 global cement consumer for 23 years

- Cement consumption in China was approximately 1.63 billion metric tons in 2009; up over 17% from the previous year

- China's cement consumption is expected to grow 6.0% annually through 2012 to 1.8 billion metric tons

- China's $586 billion economic stimulus plan includes massive investment in transportation, infrastructure, buildings and other cement applications

Chinese Cement Consumption
(billions of metric tons)



US $383 Billion Market in 2009

* Information is from various sources believed to be reliable



Growing Market Demand

- China has experienced unprecedented economic growth in the past few decades and is the world's fastest growing economy

- A key component of this growth has been infrastructure development consisting of local roads, super highways, and railways; and non-residential development consisting of new building construction

- The demand for cement in China has been and continues to be substantial, fueled by increases in construction





Locations and Sourcing

- China Shuangji's cement plants are located in Shandong province (near Korea) and Hainan Province in the South of China. These areas have very good sources of raw materials with both land and sea transportation infrastructure nearby.

Hainan Province


RUSSIA
KAZAKHSTAN
HEILONGJIANG
MONGOLIA
KIRGIZSTAN
JILIN
XINJIANG
LIAONING
INNER MONGOLIA
Beijing
NORTH KOREA
GANSU
PAKISTAN
Tianjin
QINGHAI
HEBEI
SHANXI
SOUTH KOREA
NINGXIA
SHANDONG
Yellow River
CHINA
SHAANXI
HENAN
JIANGSU
TIBET
NEPAL
SICHUAN
CHONGQING
HUBEI
ANHUI
SHANGHAI
ZHEJIANG
BHUTAN
JIANGXI
East China Sea
HUNAN
FUJIAN
INDIA
GUIZHOU
YUNNAN
BANGLADESH
GUANGXI
GUANGDONG
TAIWAN
Hong Kong
Macau
BURMA
LAOS
South China Sea
HAINAN
0
400 km

Shandong province



Shandong Province Location *

- With an area of about 157,000 square kilometers, Shandong is about the size of Bangladesh or Uruguay
- With a population of roughly 92 million, it is the third largest province in China
- Shandong is one of the richer provinces in China and at RMB 3.38 trillion, its GDP for 2009 was 3rd in all of China; at RMB 35,893 for each resident, per capita GDP for 2008 was about 8th in China
- Rich in natural resources such as gold, coal and oil, Shandong also produces many agricultural products
- Shandong province is one of the foremost industrial provinces in China, hosting many world famous brands such as the appliance maker Haier and Tsingtao beer
- Because of its proximity to Japan and Korea, it has benefited from their investments
- Thanks to an aggressive advertising campaign, "Friendly Shandong" is now a very familiar tourist brand in China


Heibei
Dezhou
Dongying
Longkou
Weihai
Yantai
Wendeng
Laiyang
Shouguang
Zibo
Weifang
Jinan
Shandong
Qingdao
Echeng
Xintai
Yinan
Rizhao
Jining
Feixian
Linyi
Tengxian
Zaozhuang
Henan


Friendly
Shandong
山東
文化圣地 度假天堂

* Information is from various sources believed to be reliable



Hainan Province Location *

- With an area of about 34,000 square kilometers, the island province of Hainan is about the size of Belgium or Taiwan

- 8.6 million population (28th in China)

- GDP for 2009 was RMB 164.7 billion and 2009 per capita GDP was about RMB 19,000

- Hainan province is the southernmost province in China and is often referred to as the "Hawaii" of China because of its palm trees and beautiful beaches, golf courses and internationally known 5 star hotel chains like the Ritz Carlton, Shangrila and Mandarin Oriental.

- It is rapidly growing and has plans to become visa-free and duty-free to more easily attract international tourists and shoppers.

- Presently building a 22 km bridge to the mainland to reduce travel time to minutes instead of the hours-long ferry ride.

- Lots of interest from developers and builders should keep cement demand going strong for years to come

* Information is from various sources believed to be reliable









Products and "Shuangji" Brand

- China Shuangji specializes in the production of Portland cement

- Portland cement is general purpose bulk cement and is a high-quality building material

- The Company's cement products provide a level of consistency and versatility that is ideal for most construction applications

- The Company's brand – "Shuangji" means "double lucky," and is well-known and desired by customers

- Presently, China Shuangji sells all the cement it can produce




Factory Locations and Capacity

- **Zhaoyuan Cement Factory:** Established in 1971 in Shandong province and upgraded in 1994 with a yearly capacity of approximately 500,000 metric tons. It was shut down by the Zhaoyuan city government in the Winter 2008 to make way for a residential real estate development. The new annual capacity will be about 1,000,000 metric tons per year.

- **Longkou Cement Factory:** Acquired a 51% ownership in this Shandong province 300,000 metric ton plant in April, 2009. New modifications increased capacity to 500,000 metric tons by July, 2009. Further enhancements could increase production to 1,000,000 metric tons.

- **Dongfang Cement Factory:** Established in 1994 in Hainan province and was the first "smokeless" factory in Hainan province. Total yearly capacity of approximately 500,000 metric tons.

- **Danzhou Cement Factory:** Established in 1992 in Hainan province with advanced equipment throughout. Total yearly capacity of approximately 500,000 metric tons.




China Shuangji Cement Ltd.

Capacity Utilization

Year	Total Cement Produced*	Total Cement Sold*
2007	1,555,203	1,538,587
2008	1,595,328	1,607,954
2009	1,598,836	1,591,216
Three Months Ended March 31, 2010	276,904	314,231

* In metric tons



Growth Strategy (cont'd)

- Growth Through Organic Upgrades and Strategic Operating Licenses/Acquisitions

  - Organic growth with high-return projects that include upgrades at the Zhaoyuan and Longkou facilities

  - Acquire interests in companies that can be easily integrated into China Shuangji's operations, such as the newly acquired Longkou Cement Plant

  - Operating licenses or JV's with companies that need expert management






Pro Forma Financials

	Year 2009	Year 2010E	Year 2011E
Sales	**$53,983,300**	**$65,729,094**	**$96,492,690**
Cost of Sales	46,666,390	56,760,640	84,145,258
Gross Profit	7,316,910	8,968,454	12,347,432
SG & A Expense	1,274,752	1,773,864	2,075,928
Operating Income	6,042,158	7,194,590	10,271,504
Net Income	**4,377,497**	**5,193,334**	**7,501,020**



Competitive Landscape and Opportunity *

- The cement market in China is generally fragmented

- The average production of China's cement producers was approximately 335,000 metric tons in 2009. However, China is eliminating outdated factories that account for approximately 250 million tons of its production capacity. This will result in a reduction of the number of Chinese cement plants from about 5,500 to around 3,000 by 2010.

- In 2009, the largest 42 cement producers in China accounted for over 30% of Chinese cement production

- China's cement sector alone accounts for 45% of global cement production.

- As of July of 2009, the largest 42 cement producers accounted for approximately 400 million metric tons of production.

* Information is from various sources believed to be reliable




China Shuangji Cement Ltd.

Experienced Management Team

- Wenji Song, Chairman and President*
    - Began working with the Company in 1974 and was instrumental in growing the business for many years before leading a successful management buyout of the operations in 2003
    - Has received numerous outstanding entrepreneur and related awards
    - Graduated with a degree from Shandong Building Materials Institute

- Jun Song, Director and CEO*
    - Chief Executive Officer and Director of the Company since 2004
    - Extensive practical experience in corporate management, human resource management, finance, logistics, production, supply chain, marketing and economic system restructuring
    - Graduated with a degree from Qingdao University

- Michelle Zhu, CFO
    - Became CFO in January 2010
    - Licensed CPA and was a senior audit manager for PCAOB auditor Kabani and Company
    - Graduated from USC Irvine with an MBA and is fluent in Mandarin and English

* Wenji Song is the father of Jun Song



Audited Income Statement Summary

(in USD)	2007	2008	2009
Revenues	$50,902,200	$56,412,513	$53,983,300
COGS	42,510,017	48,745,943	46,666,390
Gross Profit	8,392,183	7,666,570	7,316,910
Operating Expenses	(1,512,955)	(1,293,050)	(1,274,752)
Income from Operations	6,879,228	6,373,520	6,042,158
Net Income	4,151,753	18,345,888*	4,377,497
Net Profit Margin	8.16%	32.52%	8.11%
EBITDA	$8,145,634	$8,041,543	$6,927,012
EBITDA %	16.00%	14.25%	12.83%

* Includes one-time net income of USD 18,422,205 in debt forgiveness and profit from the involuntary conversion of the Zhaoyuan plant
Note: Year 2008 has been restated.


China Shuangji Cement Ltd.


Audited Balance Sheet Summary

(in USD)	2007	2008	2009
Total Current Assets	$19,500,087	$25,066,606	19,243,013
Total Assets	36,101,488	41,517,307	38,837,990
Total Current Liabilities	24,518,248	15,295,942	8,575,174
Total Liabilities	26,992,920	18,213,861	11,500,348
Shareholder Equity	$9,108,568	$23,303,446*	26,148,776

* Increase caused primarily to debt forgiveness and involuntary conversion of old Zhaoyuan plant of US $18,422,205.
   Note: Year 2008 has been restated.



Key Investment Considerations

- Strong and experienced management team with a solid growth strategy

- Plans upgrade to NASDAQ or AMEX in 2010

- Solid financial results and strong historical growth

- The total annual capacity should be approximately 2,500,000 metric tons starting in 2010 compared to 1,600,000 metric tons for 2009

- China Shuangji should experience rapid growth in revenues and earnings as soon as its retrofit and expansion plans are realized




China Shuangji Cement Ltd.

Key Investment Considerations (cont'd)

- Customer demand remains extremely high for infrastructure projects; and China Shuangji Cement sells more cement that it produces

- Organic growth opportunities exist by increasing current capacity through improvements to manufacturing operations and adding new production plant

- The market for building and infrastructure remains robust in China and a number of neighboring countries

- Total annual capacity should increase to about 2,500,000 metric tons in 2010

- Increased capacity would mean annualized sales of $96.5 million and net income of $7.5 million



Peer Valuation Metrics

Company Name	Ticker	Exchange	Stock Price	EPS	PE	Market cap
China Shuangji Cement Ltd.	**CSGJ**	**OTCBB**	**0.57 USD**	**0.15 USD**	**3.80**	**16.05M USD**
China Infrastructure Const. Corp.	CHNC	OTCBB	3.25 USD	0.74 USD	4.39	41.65M USD
China Runji Cement Inc.	CRJI	OTCBB	0.06 USD	0.05 USD	1.20	4.73M USD
Monarch Cement Co.	MCEM	OTCBB	26.30 USD	1.18 USD	22.28	105.83M USD
China Advanced Const. Materials Group Inc.	CADC	Nasdaq	3.32 USD	0.86 USD	3.86	54.45M USD
West China Cement Ltd.	WCC	London	7.30 USD	0.78 USD	9.35	474.01M USD
Huaxin Cement Co. Ltd.	900933	Shanghai	2.08 USD	0.19 USD	10.94	842.70M USD
Anhui Conch Cement Co. Ltd.	914	Hong Kong	3.01 USD	0.14 USD	21.50	8.85B USD
China National Building Material	3323	Hong Kong	1.57 USD	0.12 USD	13.08	30.27B USD
China National Material Co. Ltd.	1893	Hong Kong	0.61 USD	0.029 USD	21.03	2.18B USD
China Shanshui Cement Co. Ltd.	691	Hong Kong	0.46 USD	0.037 USD	12.43	1.28B USD

* Data as of July 6, 2010

China Shuangji Cement Ltd.



Key Investment Metrics



CSGJ Daily
7/06/10
2.00
1.75
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0.75
0.50
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©BigCharts.com
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CSGJ.OB on OTC BB	Price Change (% chg)	Prev Close	Day's High	Volume	52-wk High
0.57USD 3:58pm EDT	$0.02 (+3.64%)	$0.55	$0.57	15,500	$2.00
		Open $0.55	Day's Low $0.53	Avg. Vol 30,761	52-wk Low $0.35

Chart of CSGJ on 7/6/10



Contact Information

Company:
China Shuangji Cement Ltd.
Michelle Zhu – CFO
Tel: +1 626 715 3880 (US Mobile)
Tel: +86 186 5350 8990 (China Mobile)
E-mail: michelle@shuangjicement.com

Securities Counsel
Sichenzia Ross Friedman Ference, LLP
Gregory Sichenzia
61 Broadway 32nd. Fl.
New York, NY 10006.
Tel: +1 212 930-9700
E-mail: info@srff.com

Auditor
Bernstein & Pinchuk, LLP
Drew Bernstein
Tel: +1 212 279-7900
7 Penn Plaza, Suite 830
New York, NY 10001

Investor Relations:
Hampton Growth, LLC
520 Broadway Suite 350
Santa Monica, CA 90401

United States:
Andrew Haag – Managing Member
Tel: +1 310 770 9661
E-mail: andrew@hamptongrowth.com

Asia Pacific:
Robert Haag – Managing Director - Asia
Tel: +1 310 928 7772 (US Mobile)
Tel: +86 152 2174 3282 (China Mobile)
E-mail: robert@hamptongrowth.com